UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Star Mountain Resources, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

855155107

(CUSIP Number)

Laura E. Anthony, Esquire

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

(561) 514-0936

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Summit Capital USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

		3,072,784
Number of	8.	Shared Voting Power
Shares
Beneficially		0
Owned by	9.	Sole Dispositive Power
Each Reporting
Person With		3,072,784
	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,072,784
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

8.05% (1)
14.	Type of Reporting Person (See Instructions)

CO

(1) This percentage is calculated based on 38,151,229 shares of Common Stock outstanding as of January 21, 2016, as confirmed by the transfer agent of the Issuer.

EXPLANATORY NOTE

THIS STATEMENT OF CHANGE OF BENEFICIAL OWNERSHIP PERTAINS TO SECURITIES OF THE ISSUER ISSUED TO AND DISPOSED OF BY THE REPORTING PERSON SINCE MAY 20, 2015 (THE DATE OF FILING OF AMENDMENT NO. 6 TO THE SCHEDULE 13D WITH THE SECURITIES AND EXCHANGE COMMISSION). THE SECURITIES TRANSACTIONS DESCRIBED HEREIN WERE ORIGINALLY REPORTED ON FORM 4S FILED WITH THE SECURITIES AND EXCHANGE COMMISSION SINCE MAY 20, 2015. PURSUANT TO THE ADVISE OF THE CURRENT LEGAL COUNSEL THIS AMENDMENT TO SCHEDULE 13D IS BEING FILED TO PROVIDE ADDITIONAL DISCLOSURE OF THE TRANSACTION.

This Amendment No. 7 to Schedule 13D is being filed to note a decrease in the reporting person’s ownership from 17.2% to 8.05%. It amends the original Schedule 13D filed by the reporting person on November 6, 2012, as amended by Amendment No. 1 to Schedule 13D filed by the reporting person on December 26, 2013, as amended by Amendment No. 2 to Schedule 13D filed by the reporting person on October 3, 2014, as amended by Amendment No. 3 to Schedule 13D filed by the reporting person on December 2, 2014, as amended by Amendment No. 4 to Schedule 13D filed by the reporting person on March 31, 2015, as amended by Amendment No. 5 to Schedule 13D filed by the reporting person on May 19, 2015, as amended by Amendment No. 6 to Schedule 13D filed by the reporting person on May 20, 2015 (the “Schedule 13D”). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 7 to Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”), of Star Mountain Resources, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 605 West Knox Road, #202, Tempe, Arizona 85284.

Item 2. Identity and Background.

(a)	Summit Capital USA, Inc. (“Summit”)

(b)	Business Address: 605 West Knox Road, #202, Tempe, Arizona 85284-3804

(c)	Summit’s principal business is merchant banking and strategic business advisory services.

(d)	Criminal Proceedings: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

Since the most recent filing of an amendment to statement on Schedule 13D on May 20, 2015, Summit sold an aggregate of 265,667 shares of Common Stock. In addition, on September 30, 2015, the Issuer issued 5,000 shares of the Issuer’s Series B preferred stock, par value $0.001 per share (“Series B Preferred Stock”), to Summit, in consideration of (i) the cancellation of $27,500 of $55,000 of fees due and payable as of August 31, 2015 by the Issuer to Summit, and (ii) payment in respect of consulting services, business advisory, operational, Securities and Exchange Commission compliance and litigation support services provided by Summit for the period commencing July 1, 2015 through to and including December 31, 2015. After March 30, 2016, each share of Series B Preferred Stock is convertible at the option of Summit into that number of shares of common stock determined by multiplying the number of shares of Series B Preferred Stock by 100.

Item 4. Purpose of Transaction.

Summit holds the Issuer’s securities for investment purposes. Summit intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock.

Summit does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of January 21, 2016, Summit holds 3,072,784 shares of Common Stock and 5,000 shares of Series B Preferred Stock (Summit has the sole power to vote and to dispose of such shares). After March 30, 2016, the 5,000 shares of Series B Preferred Stock may be converted into 500,000 shares of Common Stock at the option of Summit. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of January 21, 2016 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Since the Series B Preferred Stock are not convertible into Common Stock until March 30, 2016, which is more than 60 days after January 21, 2016, the Common Stock underlying the Series B Preferred Stock will not be deemed beneficially owned by Summit for purposes of computing the percentage of ownership of Summit. Therefore, Summit beneficially owns 3,072,784 shares of Common Stock, representing approximately 8.05% of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 38,151,229 shares of Common Stock outstanding as of January 21, 2016, as confirmed by the transfer agent of the Issuer.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Summit has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c)	On September 30, 2015, the Issuer issued 5,000 shares of the Issuer’s Series B preferred stock, par value $0.001 per share, to Summit. In addition, since the most recent filing of an amendment to statement on Schedule 13D on May 20, 2015, Summit effected the sales of Common Stock listed below through open market and private sales transactions through the date of this filing.

Date Sold	No. of Shares Sold	Price per Share
June 30, 2015 (1)	49,333	$0.001
July 6, 2015 (2)	7,000	$1.000
July 6, 2015 (1)	50,000	$0.053
July 24, 2015 (1)	13,334	$0.750
August 27, 2015 (2)	9,000	$1.140
September 15, 2015 (2)	8,000	$1.100
September 15, 2015 (2)	10,000	$1.070
September 18, 2015 (2)	5,000	$1.120
October 12, 2015 (2)	67,000	$0.950
October 12, 2015 (2)	47,000	$0.970

(1)	Private transaction

(2)	Open market transaction

(d)	Not Applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 herein is incorporated herein by reference. Summit: (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2016

By:	/s/ Gregg C.E. Johnson
Name/Title: Gregg C.E. Johnson, CEO
Summit Capital USA, Inc.